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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          American United Global, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   030344105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Associated Capital, L.P.
Associated Capital Offshore, L.P.
A Cap, Inc.                                              Margery K. Neale, Esq.
Jay H. Zises                          Shereff, Friedman, Hoffman & Goodman, LLP
477 Madison Avenue, 14th Floor                                 919 Third Avenue
New York, New York 10022                               New York, New York 10022
(212) 872-9660                                                   (212) 758-9500
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 3, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  030344105                           Page    2    of      8     Pages
           ---------                                -------     ---------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         ASSOCIATED CAPITAL, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             487,800
     NUMBER OF        ---------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ---------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               487,800
       PERSON         ---------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         487,800
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  030344105                           Page    3    of      8     Pages
           ---------                                -------     ---------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         ASSOCIATED CAPITAL OFFSHORE, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         URSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             0
     NUMBER OF        ---------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ---------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               0
       PERSON         ---------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  030344105                           Page    4    of      8     Pages
           ---------                                -------     ---------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         A CAP, INC.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             487,800
     NUMBER OF        ---------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ---------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               487,800
       PERSON         ---------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         487,800
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  030344105                           Page    5    of      8     Pages
           ---------                                -------     ---------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         JAY H.  ZISES
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             487,800
     NUMBER OF        ---------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ---------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               487,800
       PERSON         ---------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         487,800
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 1 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission on May 31, 1996 (the "Statement") with respect to the common stock, $.01 par value per share, of American United Global, Inc. (the "Common Stock"). Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 1.  Security and Issuer

                  The address of the Issuer has changed from that which was originally specified in the Statement.

                  Issuer:           American United Global, Inc.
                                    11130 NE 33rd Place, Suite 250
                                    Bellevue, Washington  98004

Item 2.  Identity and Background

                  (a), (b), (c) and (f) Associated Capital Offshore, L.P., a Cayman Islands limited partnership ("Associated Offshore"), is being added to the Reporting Persons originally specified in the Statement. The business address of Associated Offshore is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

                  The principal business of Associated Offshore is investments.

Item 3.  Source and Amount of Funds

                  Associated purchased no shares. Associated Offshore purchased an aggregate of 20,000 shares at an aggregate cost of $157,984.80, using its own funds

                  All of the amounts reported herein are net of commissions.

Item 5.  Interest in Securities of the Issuer

                  (a) and (b) Associated is the beneficial and record owner of 487,800 shares of Common Stock, or 6.7% of the outstanding shares of Common Stock. Associated Offshore is the beneficial and record owner of no shares of Common Stock, or 0% of the outstanding shares of Common Stock.

                  As the general partner of Associated, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 487,800 shares of Common Stock owned by Associated. Accordingly, A Cap may be deemed to be the beneficial owner of such 487,800 shares of Common Stock or 6.7% of the outstanding shares of Common Stock.

                  Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 487,800 shares of Common Stock or 6.7% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The percentage of ownership of the Reporting Persons is based on 7,266,382 outstanding shares of Common Stock of the issuer as of November 6, 1996, based on information provided by the Issuer's transfer agent.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A.  Agreement of Joint Filing.
                  Exhibit B.  Purchases of Common Stock of Issuer.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ASSOCIATED CAPITAL, L.P.

                                        By: A CAP, INC., as General Partner

                                        By: /s/ Jay H. Zises, President
                                           -----------------------------------
                                            Jay H. Zises, President


                                        ASSOCIATED CAPITAL OFFSHORE, L.P.

                                        By: A CAP, LTD., as General Partner

                                        By: /s/ J.D. Hunter
                                           -----------------------------------
                                            J.D. Hunter, Managing Director


                                        A CAP, INC.

                                        By: /s/ Jay H. Zises, President
                                           -----------------------------------
                                            Jay H. Zises, President

                                         /s/ Jay H. Zises
                                        --------------------------------------
                                         Jay H. Zises

Dated:   March 5, 1997

Exhibit A

                           AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, par value $.01, of American United Global, Inc. and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 5th day of March, 1997.


                           ASSOCIATED CAPITAL, L.P.

                           By: A CAP, INC., as General Partner

                           By: /s/ Jay H. Zises, President
                              --------------------------------------
                                    Jay H. Zises, President


                           ASSOCIATED CAPITAL OFFSHORE, L.P.

                           By: A CAP, LTD., as General Partner

                           By:  /s/ J.D. Hunter
                              --------------------------------------
                                    J.D. Hunter, Managing Director


                           A CAP, INC.

                           By: /s/ Jay H. Zises, President
                              --------------------------------------
                                   Jay H. Zises, President

                            /s/ Jay H. Zises
                           -----------------------------------------
                                    Jay H. Zises

Exhibit B

                              TRANSACTION SUMMARY

                          American United Global, Inc.
                          Common Stock par value $.01
                             From 7/8/96 to 3/3/97

                             Trade Date   # of Shares    Price     Net $
                             ----------   -----------    -----     -----
Associated Capital, L.P.

                              07/08/96        -2,000    $8.940    ($17,880.00)
                              07/08/96        -2,000    $8.940    ($17,880.00)
                              07/08/96        -4,000    $8.940    ($35,760.00)
                              07/09/96        -1,000    $8.920     ($8,920.00)
                              07/09/96        -2,000    $8.815    ($17,630.00)
                              07/09/96        -2,000    $8.815    ($17,630.00)
                              10/11/96       -22,500    $8.267   ($186,007.50)
                              11/15/96        -7,500   $10.500    ($78,750.00)
                              11/15/96        -2,500   $11.000    ($27,500.00)
                              12/05/96        -6,000    $9.700    ($58,200.00)
                              12/10/96        -7,000    $9.089    ($63,623.00)
                              02/27/97        -5,000    $5.937    ($29,685.00)
                              02/27/97        -5,000    $5.910    ($29,550.00)
                              02/28/97          -700    $5.950     ($4,165.00)
                              03/03/97       -13,000    $6.250    ($81,250.00)

                              SUBTOTAL       487,800    $5.808  $2,833,019.50

Associated Capital
Offshore, L.P.

                              09/13/96           400    $7.250      $2,900.00
                              09/16/96         4,600    $7.438     $34,214.80
                              09/17/96         5,000    $7.219     $36,095.00
                              10/14/96        -2,500    $9.170    ($22,925.00)
                              10/18/96         5,000    $9.705     $48,525.00
                              10/18/96        -5,000   $10.733    ($53,665.00)
                              11/15/96        -7,500   $11.000    ($82,500.00)
                              02/11/97         5,000    $7.250     $36,250.00
                              03/03/97        -5,000    $6.125    ($30,625.00)

                              SUBTOTAL             0

Current TOTAL                 487,800
Percent Owned                   6.71%